12010602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Danske Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 35th floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Per Rohrmann Wesselhoff 212 -293 -0600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 03 2012
16 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Baekgaard , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Danske Markets Inc. , as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this
26th day of January, 2012
by Peter Baekgaard in New York County,
State of New York.

Signature

President and CEO
Title

RAYMOND GELUZ
Attorney and Counselor at Law
State of New York
Notary Public State of New York
No. 02GE6233552
Qualified in NEW YORK COUNTY
My Commission Expires 12/27/14

Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of
Independent Registered Public Accounting Firm
and Supplementary Information

DANSKE MARKETS INC.

(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

December 31, 2011

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

TABLE OF CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Danske Markets Inc.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

We have audited the accompanying statement of financial condition of Danske Markets Inc. (A Wholly Owned Subsidiary of Danske Bank A/S, Denmark) (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Danske Markets Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Notes 1 and 4, the Company has extensive transactions with its Parent.

Grant Thornton LLP

New York, New York
January 26, 2012

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)
Statement of Financial Condition
December 31, 2011
(expressed in U.S. dollars)

ASSETS		
Cash	$	184,908
Due from broker		17,270,560
Fixed assets, net		1,315,138
Prepaid taxes		176,468
Fail to deliver		35,069
Prepaid expenses		444,725
Other assets		191,115
Total assets	$	19,617,983
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Due to parent	$	4,737,888
Due to customers		35,069
Taxes payable		109,442
Accrued expenses		1,483,141
Other liabilities		166,959
Total liabilities		6,532,499
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 1,000 shares authorized; 10 shares issued and outstanding		-
Additional paid-in capital		18,000,000
Retained earnings		(4,914,516)
Total stockholder's equity		13,085,484
Total liabilities and stockholder's equity	$	19,617,983

The accompanying notes are an integral part of this statement.

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)
Statement of Operations
For the year ended December 31, 2011
(expressed in U.S. dollars)

REVENUES	
Investment banking	$ 449,184
Commissions	2,690,468
Fee income - related party	4,100,000
Other fee income	181,026
Total revenues	7,420,678
EXPENSES	
Employee compensation and benefits	9,158,741
Clearing and executions	528,781
Professional fees	738,262
Occupancy expenses	270,762
Communication and data processing expenses	384,150
Depreciation and amortization	477,904
Travel and entertainment	446,223
Third party information services	304,492
Other	103,036
Total expenses	12,412,351
Loss before tax expense	(4,991,673)
Income tax expense	(138,777)
Net loss	$ (5,130,450)

The accompanying notes are an integral part of this statement.

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2011
(expressed in U.S. dollars)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance as of January 1, 2011	10	$ -	$ 8,000,000	$ 215,934	$ 8,215,934
Capital contribution			10,000,000	-	10,000,000
Net loss	-	-	-	(5,130,450)	(5,130,450)
Balance as of December 31, 2011	10	$ -	$18,000,000	$(4,914,516)	$13,085,484

The accompanying notes are an integral part of this statement.

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)
Statement of Cash Flows
For the year ended December 31, 2011
(expressed in U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (5,130,450)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization charges for fixed assets	477,904
Change in operating assets and liabilities	
Decrease (increase) in operating assets	
Due from broker	(12,279,909)
Prepaid expenses	1,991,502
Prepaid taxes	(3,291)
Fail to deliver	(35,069)
Other assets	(159,101)
Increase (decrease) in operating liabilities	
Due to parent	3,959,947
Due to customer	35,069
Accounts payable	(137,286)
Accrued expenses	(655,961)
Taxes payable	70,132
Other liabilities	166,958
Net cash used in operating activities	(11,699,555)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(362,513)
Net cash used in investing activities	(362,513)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	10,000,000
Net cash provided by financing activities	10,000,000
Net decrease in net cash	(2,062,068)
Cash at beginning of year	2,246,976
Cash at end of year	$ 184,908
Supplemental disclosures of cash flow information	
Cash paid during the year for	
Income taxes	$ 71,936

The accompanying notes are an integral part of this statement.

1. GENERAL BUSINESS

Danske Markets Inc. (the "Company"), a wholly-owned subsidiary of Danske Bank A/S, a Denmark entity (the "Parent"), was incorporated in Delaware on February 12, 2001, is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer. The Company's primary business activities include acting as an agency or riskless principal broker in the purchase and sale of foreign equities and debt securities between U.S. institutional investors and the Company under Rule 15a-6, securities underwriting and merger and acquisition advisory services. The Company does not carry customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to Provision k(2)(i) of the rule. The Company has its main office in New York and a branch in Copenhagen, Denmark. The books and records are maintained in U.S. dollars.

The Company has entered into a Service Level Agreement with its Parent under which the Parent provides various business support services to the Company at arm's-length cost including IT, back-office service including settlement of transactions, legal, accounting and human resources. (See Note 4.)

2. SIGNIFICANT ACCOUNTING POLICIES

Investment Banking

Investment banking revenue includes gains, losses and fees, net of syndicate expense, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales commissions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

The Company records securities transactions executed for its customers on a settlement-date basis. Related revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates of exchange at period-end.

Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

	Estimated Life (Years)
Computer software and hardware	3
Telecommunications equipment	3
Furniture, fixtures and equipment	3
Leasehold improvements	Shorter of expected life or term of lease

Expenditures for additions, renewals and betterment of property and equipment above $17,500 are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Prepaid Expenses

Prepaid expenses includes mainly prepaid compensation bonuses of $362,011 for various employment contracts which require the employees to stay with the Company for a certain length of time. These amounts are amortized over the contract terms on a straight-line basis.

Income Taxes

The Company evaluates its uncertain tax positions using the provisions of FASB guidance. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

The Company is included in the consolidated tax return filed by its Parent in Denmark. The Company determines its provision for income taxes as if on a separate return basis. Taxes paid to the Danish tax authority are claimed as foreign tax credit on the Company's U.S. federal tax return. Deferred income taxes would be recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to the differences between the tax and financial reporting bases of assets and liabilities, if applicable. The realization of deferred tax assets, if any, is assessed and a valuation allowance established for the portion of the assets for which it is more likely than not that the deferred tax asset will not be realized.

Fair Value

The Company adopted guidance issued by Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to Disclosures about Fair Value of Financial Instruments. The guidance requires entities to disclose information about the estimated fair value of their financial instruments. At December 31, 2011, the fair values of the Company's financial assets and liabilities are not different from their respective book values due to their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Chaperone Fee

The Company acts as a "chaperone" under Rule 15a-6, whereby it will facilitate access to, and execution of, securities transactions with institutional investors for its Parent. (See Note 4.)

(expressed in U.S. dollars)

3. INCOME TAXES

The Company's income tax expense for the year ended December 31, 2011, consists of the following:

Current	
National tax (Denmark)	$ (109,442)
New York state and local taxes	(29,335)
	$ (138,777)

At December 31, 2011, the Company has federal, and state and local carry forward losses of approximately $7,800,000 and $8,800,000 respectively, which may be used to offset future U.S. federal, state and local taxable income through 2027. The Company's deferred tax asset of $2,900,000 at December 31, 2011, which is primarily related to such net operating loss benefit, has been fully reserved with an allowance, as the Company's U.S. source of income subject to U.S. state and local taxes is not sufficient to make it likely that the Company may realize the benefits. The Company is liable for Danish national tax for income generated in Denmark.

The accounting pronouncement for Uncertainty in Income Taxes (the "pronouncement") provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. The pronouncement requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Management's determinations regarding the pronouncement may be subject to review and adjustment at a later date based upon factors including, but not limited to, an ongoing analysis of tax laws, regulations and interpretations thereof. No interest or penalty expense was recorded by the Company for the year ended December 31, 2011 or accrued for as of December 31, 2011.

4. RELATED PARTY TRANSACTIONS

On December 9, 2010, the Company entered into a 24-month 15a-6 Agreement (the "Agreement") with its Parent and agreed to act as the U.S. "chaperoning" broker-dealer in accordance with Rule 15a-6(a)(3) under the Act, as defined. The Agreement is automatically renewable each year for an additional 12 months unless terminated by the parties. As compensation for its services, the Company receives a monthly fee of $8,333. For the year ended December 31, 2011, the Company earned and received $100,000 from the Parent. This is included in Fee income - related party on the Statement of Operations.

On July 12, 2010, the Company entered into an expense sharing agreement with its Parent about sharing the cost of the premises and administration services at the shared New York location. The agreement can be terminated with one business day notice. As compensation for the services provided the Company pays to the Parent a monthly fee of 37% of the occupancy cost. The Company pays a monthly cost $22,200 for administrative support. Shared administrative expenses are charged to the Company based on pre-defined allocation methodologies. This is included in Professional fees on the Statement of Operations.

During the establishing of the New York branch the Parent has provided the Company with development and implementation of software and a telephone system amounting to $1,291,300, of which $1,038,069 was capitalized. This is included in Fixed assets on the Statement of Financial Condition. As of December 31, 2011, the remaining amount to be depreciated is $605,540.

On March 3, 2011, the Company entered into a marketing agreement with its Parent. Under the terms of the agreement, the Company provides 15a-6 chaperoning services, effects securities transactions, distributes research analysis to U.S. institutional investors and provides general marketing assistance on behalf of the Parent in the U.S. As of December 31, 2011, the Company received a total marketing fee of $4,000,000. The agreement is to be renegotiated with a three month notice from one of the parties or no later than third quarter of 2012. This is included in Fee income - related party in the Statement of Operations.

On July 1, 2010, the Company entered into a Service Level Agreement ("SLA") with its Parent. Under the agreement, the Parent delivers IT services to the Company. For the year ended December 31, 2011, the Company incurred expenses totaling $276,909. This is included in Communication and data processing expenses on the Statement of Operations.

The Company entered into a four year revolving loan and subordinated debt agreement with its Parent in the amount of $20,000,000. Under the terms of the agreement, the Company may utilize the credit line by borrowing and/or repaying outstanding advances. Each advance shall be in the aggregate amount of $1,000,000 or integral multiples thereof. The Company is obligated to repay the aggregate unpaid principal amount on all advances on or before the scheduled maturity date of November 9, 2015. The agreement was submitted to the Financial Industry Regulatory Authority ("FINRA") for review and is not deemed effective until approved by FINRA pursuant to rule 15c3-1. As of December 31, 2011, the Company is still waiting on approval.

On January 12, 2011 the Company entered into a SLA with its Parent. Under the agreement the Parent provides execution services, settlement services, client opening services, research services and performance reporting services to the Company. The Company has agreed to pay 20 percent of all trade commissions for those services. For the year ended December 31, 2011, the Company incurred expenses in the amount of $528,781. This is included in Clearing and executions on the Statement of Operations

At December 31, 2011, a cash balance of $184,908 is held at the Parent. The account is maintained in U.S. dollars. The Company has a payable due to the Parent of $4,737,888.

(expressed in U.S. dollars)

5. FIXED ASSETS

Fixed assets are carried at cost less accumulated depreciation and depreciated using the straight-line method over the estimated economic life of the asset. Expenditures for maintenance and repairs are recognized as expenses in the Statement of Operations when incurred, while additions and improvements are capitalized.

Fixed assets consisted of the following at December 31, 2011:

	Computer Software and Hardware	Tele-communications Equipment	Furniture Fixtures and Equipment	Leasehold Improvements	Total
Balance, January 1, 2011	$ 992,092	$ 45,977	$ 46,734	$ 452,508	$ 1,537,311
Additions	305,476	-	57,037	-	362,513
Balance, December 31, 2011	1,297,568	45,977	103,771	452,508	1,899,824
Accumulated depreciation and amortization	(481,255)	(19,157)	(23,939)	(60,335)	(584,686)
Fixed assets, net	$ 816,313	$ 26,820	$ 79,832	$ 392,173	$ 1,315,138

Total depreciation and amortization during the year amounted to $477,904.

(expressed in U.S. dollars)

6. DUE FROM BROKER

The amounts due from broker represent the net receivable for funds held by the brokers which result from amounts transferred to the brokers to serve as deposits, amounts which have not yet been invested and proceeds from realized securities transactions. It is the Company's policy to monitor the credit standing of the brokers with whom it conducts business. As of December 31, 2011, the due from broker balance of $17,270,560 includes an investment in money market funds that are held at the broker.

7. NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2011, the Company had net capital of $10,612,627 which exceeded its requirement of $250,000 by $10,362,627.

8. CONCENTRATION OF CREDIT RISK

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by the clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by the counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

9. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through January 26, 2012. The Company has determined that there are no material events that would require disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2011
(expressed in U.S. dollars)

Stockholder's equity per statement of financial condition and net capital		$ 13,085,484
Less: Nonallowable assets		
Fixed assets	$ 1,315,138	
Prepaid taxes	176,468	
Prepaid expenses	444,725	
Other assets	191,115	
Other charges - cash held at parent bank in excess of operational needs	-	2,127,446
Net capital before haircuts		10,958,038
Less: Haircut on money market fund		345,411
Net capital		10,612,627
Minimum net capital requirement - the greater of 2% of customer debits or $250,000		250,000
Excess of net capital		$ 10,362,627

There were no material differences between the Company's December 31, 2011 Form X-17a-5 Part II filing, amended on January 26, 2012, and the schedule above.

DANSKE MARKETS INC.

(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the *Securities and Exchange Commission*

December 31, 2011

(expressed in U.S. dollars)

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2011, under the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that rule.

Grant Thornton

Grant Thornton